UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of October 2008
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐     Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

     Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated October 6, 2008.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ronit Zmiri Name: Ronit Zmiri Title: Corporate Secretary

Dated: October 6, 2008

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated October 6, 2008.

Elbit Systems announces the selection and certification of Elbit Systems of America’s products by major aviation agencies and international aircraft manufacturers

Haifa, Israel, 6, October 2008 - Elbit Systems Ltd. (NASDAQ: ESLT)announced at the annual meeting and convention of the National Business Aviation Association (NBAA), the selection and certification of Elbit Systems of America products by several aviation agencies and aircraft manufacturers as follows:

European Aviation Safety Agency (EASA)

EASA approved thesecond generation ofKollsman’s Enhanced Vision System (EVS II) for new operational credit in low visibility conditions. EVS II allows pilots to see through weather, by displaying an infra-red sensor image on a Head-Up-Display (HUD) and operate as if it were natural vision. The Elbit Systems of America Kollsman EVS II was the first to be certified after EASA passed a general rule under EU-OPS rule 1.430(h), providing a 1/3 visibility credit to any aircraft using an approved EFVS for instrument approach procedures regardless if the aircraft is a business jet or an airliner.

Embraer

The Brazilian aircraft manufacturer announced it has selected the Kollsman Enhanced Vision System (EVS II) for the Lineage 1000 jet. The Kollsman EVS II improves the capability of business aircraft to execute precision and non-precision approaches and safely land in fog, rain, snow, and other reduced visibility conditions. The optional Kollsman EVS II will also provide customers with improved situational awareness during ground operations. The system’s certification is expected for 2010.

FedEx

It was announced thattheEnhanced Vision System (EVS II) has been fully certified on the FedEx MD11 aircraft. This event marks the next milestone in airline safety and is the world’s first certification of an Enhanced Flight Vision System (EFVS) on a Part 121 air transport platform. This represents the next phase of certification activities by Elbit Systems of America in partnership with Federal Express to fulfill the long-term Magic Window vision by Federal Express founder Fred Smith. Elbit Systems of America Kollsman Enhanced Flight Vision Systems are a key component of the Federal Avionics Aviations (FAA’s) Next Generation Airways Traffic System (NGATS). Kollsman’s EVS II provides operators the ability to turn flights normally flown in instrument conditions into visual environments.

Jetcraft Avionics

Jetcraft announced its first installation of Kollsman’s Enhanced Vision System II (EVS II) to improve situational awareness and make flights safer. Jetcraft is the only non-OEM distributor of EFVS for pre-owned and aftermarket business aircraft. Elbit Systems of America manufactures the Kollsman EFVS.

United Technology’s Flight Department

It was announced that General Aviation Vision System (GAViS™) has been selected and is undergoing installation and certification activities on the Sikorsky Helicopter for United Technology’s Flight Department. This represents the first certification of the GAViS™ on rotorcraft marking a new milestone for the vision product. This certification provides new levels of safety and awareness to the helicopter community particularly in operations such as Executive Transport, Oil Rig Shuttle, and Emergency Medical Services (EMS).

Piaggio Aero

Piaggio Aero selected Elbit Systems of America Kollsman General Aviation Vision System (GAViS™), which is undergoing installation and certification activities on Piaggio Aero Avanti II aircraft.The GAViS™ will be certified for the P-180 which is applicable to both the Avanti I and the Avanti II aircraft. This installation is scheduled to be installed and certified by the end of 2008.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Contacts:

Company Contact: Joseph Gaspar, Executive VP & CFO Dalia Rosen, Head of Corporate Communications Elbit Systems Ltd Tel: +972-4-8316663 Fax: +972-4-8316944		IR Contact: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-646-201-9246
E-mail:	gspr@elbit.co.il daliarosen@elbit.co.il	E-mail:	info@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.